Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
 FOR THE THREE and SIX MONTH PERIOD ENDED MARCH 31, 2010
May 31, 2010

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the three and six month period ended March 31, 2010 of Gamecorp Ltd. (“Gamecorp” or the “Company”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All monetary amounts are expressed in Canadian dollars.

FORWARD-LOOKING INFORMATION

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. Management considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

COMPANY PROFILE

Gamecorp Ltd.

Gamecorp Ltd. was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario.  Gamecorp is an investment and merchant banking enterprise focused on the development of its investments. The Company’s current key investments are in the gaming and technology sectors. InterAmerican Gaming, Inc. (“InterAmerican”) (National Association of Securities Dealers Over-the-Counter-Bulletin-Board, “OTCBB”: IAGM), and Gate To Wire Solutions, Inc. (“Gate To Wire”) (OTCBB: GWIR) are development stage enterprises involved in international gaming ventures. Gamecorp has a legacy investment stake in Newlook Industries Corp. (“Newlook”) (TSX Venture Exchange: NLI), an enterprise with technology investments.

On September 23, 2009, the Company entered into an agreement with Function Mobile Inc. (“FMI”) to acquire the irrevocable world-wide exclusive right to participate in any pending and future mobile lottery, gaming or sweepstakes projects, proposals, services and products that FMI and its subsidiaries and affiliates has or will undertake.

In general, the Company participates in the early-stage development of gaming projects. Gamecorp provides management, administration, early funding and other assistance to its investees. Strategic leadership of the Company is provided by the Company’s Chief Executive Officer, John G. Simmonds. Mr. Simmonds has extensive business experience in sourcing, reorganizing and operating businesses in various operating segments.

Gamecorp is a public company listed as symbol “GGG” on the Canadian National Stock Exchange (CNSX) and as “GAIMF” on the OTCBB.

Gamecorp’s corporate office is located at 3565 King Road, Suite 102, King City, Ontario L7B 1M3 and has three executive staff members being the officers of the Company. As of March 31, 2010, there were 9,207,017 common shares outstanding.

As of March 31, 2010, the Company held a 45.2% ownership position in InterAmerican, and a 16.9% ownership position in Gate To Wire. The Company’s ownership interest in Newlook was 13.3% at March 31, 2010

The Company has approved a settlement agreement with Wireless Age Communications, Inc, a subsidiary of Newlook Industries Corp.  The transaction is subject to requisite regulatory and corporate approvals.  As part of the settlement agreement, Gamecorp has agree to transfer 2,200,000 of the issued and outstanding common shares of Newlook Industries Corp. that it currently owns to Wireless Age, representing an approximate 7% stake in the Company.  Additionally, Wireless Age will be receiving 4,690,000 of the issued and outstanding common shares of Gate To Wire Solutions, Inc. that Gamecorp owns, which represents a 16.9% ownership stake.  Gamecorp will also assign a note receivable from Gate To Wire Solutions to Wireless Age as part of the settlement agreement.

Departure of an Officer and a Director

On March 12, 2010, Mr. Gary Hokkanen resigned as Chief Financial Officer of the Company.  The Company is currently looking for a suitable replacement.

On April 28, 2010 Mr. Jason Moretto resigned as President, Chief Operating Officer and Director of the Company.

InterAmerican

InterAmerican is a development stage entity whose business objective is to invest in international gaming development opportunities. InterAmerican acquired InterAmerican Gaming, Corp. which is involved in Latin American and Caribbean gaming opportunities.

Gate To Wire

Gate To Wire is a development stage entity whose business strategy and direction is to develop and operate a horseracing video distribution venture in international markets.

Gate To Wire and InterAmerican often market their business opportunities in a coordinated manner.

Newlook

Newlook is a merchant banking entity assembling investments in renewable energy and technology opportunities in Canada. The operations of Newlook have been categorized as discontinued operations. The Company intends to dispose of its investment in Newlook in order to generate capital for investment in gaming opportunities.

SELECTED FINANCIAL INFORMATION

Summarized selected consolidated financial information with respect to the Company for the three month period ended March 31, 2010 and 2009 is as follows:

	2010	2009

Total revenues	$-	$60,000
(Loss) from continuing operations	(464,000)	(313,000)
Earnings/(loss) from discontinued operations	74,000	(521,000)
Net loss	(390,000)	(834,000)

(Loss) per share from continuing operations	(0.050)	(0.038)
Earnings/(loss) per share from discontinued operations	0.008	(0.063)
(Loss) per share	(0.042)	(0.101)

Total assets	238,000	2,275,000
Total liabilities	2,142,000	1,399,000
Shareholders’ equity (deficit)	(1,904,000)	876,000

Cash dividends declared	-	-

RESULTS OF OPERATIONS

For the Three Month Period Ended March 31, 2010 compared to 2009

Continuing Operations

The Company recorded a loss from continuing operations of $464,000 during the three month period ended March 31, 2010 compared to a loss of $313,000 during the comparative period in the prior year.

Revenues of continuing operations during the three month period ended March 31, 2010 were $Nil compared to $60,000 during the comparative period in the prior year.  The Company’s principal source of revenue has been from management fees from investees InterAmerican and Gate To Wire.  The Company determined the collection of amounts from InterAmerican and Gate To Wire is doubtful and have not recorded the revenue attributed to the management fees.

General and administrative expenses were $191,000 during the period ended March 31, 2010 down from $281,000 during the comparative prior period in the prior year.  The Company is intimately involved in the development of its investments and compensates its officers for strategic leadership and hires consultants, either directly in the investee or at the Gamecorp level, to assist in the development of investee projects. General and administrative expenses during the three month period ended March 31, 2010 included consulting costs of approximately $18,000, management fees to executive management of $103,000, salaries and wages of $20,000, director’s fees of $20,000, accounting fees of $9,000, travel costs of $9,000 and miscellaneous costs of $12,000. General and administrative expenses during the three month period ended March 31, 2009 included consulting costs of approximately $63,000, management fees to executive management of $117,000, accounting fees of $28,000, travel costs of $19,000 and miscellaneous costs of $54,000.

Amortization of equipment totaled $Nil in the current period and $2,000 in the prior period. During the fiscal year ended September 30, 2009, the Company relocated its offices and disposed of all furniture, fixtures and computer equipment.

The Company recorded other expenses totaling $273,000 in the three month period ended March 31, 2010 compared to other expenses totaling $90,000 in 2009. The reason for the increase is primarily attributable to impairment of amounts due from related parties.

Interest expense during the current period was $2,000 compared to $5,000 during the prior period. Amounts due to Newlook bear interest at the Bank of Canada’s prime rate plus 2%, are unsecured and have no specific repayment dates.  The loan provided by the officer bears an interest rate of 12% per annum.  Management anticipates higher levels of interest expense in 2010 due to comparatively higher levels of utilization of loans to fund day to day expenses rather than the sale of investments.

During the six months ended March 31, 2010 the Company advanced InterAmerican $85,000 and advanced Gate To Wire $43,000. There is doubt about InterAmerican and Gate To Wire’s ability to continue as a going concern as they have significant working capital deficiencies and are largely reliant upon the Company to finance current operations. As such the Company has determined the collection of the amounts due from InterAmerican and Gate To Wire is doubtful and has therefore recorded a charge to income of $128,000.

The Company recorded for the three month period ending March 31, 2010, a $124,000 equity share of InterAmerican losses.  The Company holds approximately 46.9% of InterAmerican.

The Company recorded foreign exchange losses of $19,000, during the three month period ended March 31, 2010 and foreign exchange gains of $61,000 during the comparative period in the prior year. Foreign exchange gains and losses are incurred upon the translation of US dollar assets converted into Canadian dollars during a period of Canadian dollar decreasing vis-à-vis the US dollar. The Company does not hedge this translation risk.

As a result of the costs incurred, the Company incurred a loss from continuing operations of $464,000 during the three month period ended March 31, 2010, substantially higher than the prior period. Management is hopeful that the gap between costs incurred that are not recovered from charges to investees will decrease in the future. Operating costs that are not recovered are paid from the proceeds of the sale of investments; however the business of the Company is not to spend gains arising from the disposal of investments on cash operating costs but rather on development of new investments.

Loss per share from continuing operations during the three month period ended March 31, 2010 were $(0.050) compared to a loss per share of $(0.038) in the comparative period in the prior year.

Discontinued Operations

As described earlier in this report, during fiscal 2007, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results.

During the three months ended December 31, 2009, the Company acquired 200,000 Newlook common shares at a cost of $41,000. The Company recorded $41,000 as its share of Newlook losses during the quarter ended March 31, 2010, effectively reducing the Company’s interest to $Nil.

During the three months ended March 31, 2010, the Company sold 489,000 Newlook common shares for net proceeds of $74,000.  As the Newlook common shares were reduced to $Nil the Company recognized a gain to the full extent of proceeds received.

On March 31, 2010, the Company held 4,050,000 Newlook common shares representing a 13.3% interest.

Earnings per share from discontinued operations during the three month period ended March 31, 2010 were $0.008 and a loss of $(0.063) in the previous period.

For the Six Month Period Ended March 31, 2010 compared to 2009

Continuing Operations

The Company recorded a loss from continuing operations of $763,000 during the six month period ended March 31, 2010 compared to a loss of $458,000 during the comparative period in the prior year.

Revenues of continuing operations during the six month period ended March 31, 2010 were $60,000 compared to $120,000 during the comparative period in the prior year. The revenues of the Company for the current period are management fees charged to its investees and consisted of $45,000 charged to InterAmerican and $15,000 to Gate To Wire. The Company’s principal source of revenue has been from management fees from investees InterAmerican and Gate To Wire.  The Company determined the collection of amounts from InterAmerican and Gate To Wire is doubtful and have not recorded the revenue attributed to the management fees for the three months ended March 31, 2010.

General and administrative expenses were $467,000 during the period ended March 31, 2010 up from $551,000 during the comparative period in the prior year. The Company is intimately involved in the development of its investments and compensates its officers for strategic leadership and hires consultants, either directly in the investee or at the Gamecorp level, to assist in the development of investee projects. General and administrative expenses during the six month period ended March 31, 2010 included consulting costs of approximately $81,000, management fees to executive management of $220,000, salaries and wages of $61,000, director’s fees of $27,000, accounting fees of $21,000, travel costs of $19,000 and miscellaneous costs of $38,000. Management expects the general and administrative expenses to trend higher during fiscal 2010 as projects of investees become more material.

Amortization of equipment totaled $Nil in the current period and $4,000 in the prior period. During the fiscal year ended September 30, 2009, the Company relocated its offices and disposed of all furniture, fixtures and computer equipment.

The Company recorded other expenses totaling $356,000 in the six month period ended March 31, 2010 compared to other expenses totaling $23,000 in 2009. The reason for the increase is primarily attributable to a $128,000 impairment of amounts due from related parties during the six months ended March 31, 2010 and a $280,000 foreign exchange gain for the six months ended March 31, 2009.

Interest expense during the current period was $4,000 compared to $9,000 during the prior period. Amounts due to Newlook bear interest at the Bank of Canada’s prime rate plus 2%, are unsecured and have no specific repayment dates.  The loan provided by the officer bears an interest rate of 12% per annum.  Management anticipates higher levels of interest expense in 2010 due to comparatively higher levels of utilization of loans to fund day to day expenses rather than the sale of investments.

During the six month period ended March 31, 2010 the Company recorded a $12,000 loss associated with the fair value of a non-interest bearing note payable issued to certain other former optionees (Note 4).

During the six months ended March 31, 2010 the Company advanced InterAmerican $85,000 and advanced Gate To Wire $43,000. There is doubt about InterAmerican and Gate To Wire’s ability to continue as a going concern as they have significant working capital deficiencies and are largely reliant upon the Company to finance current operations.  As such the Company has determined the collection of the amounts due from InterAmerican and Gate To Wire is doubtful and has therefore recorded a charge to income of $128,000.

During the six month period ended March 31, 2010 and 2009, the Company recorded losses of $Nil and $5,000, respectively, on the write down of an advance to a corporation.

The Company recorded for the six month period ending March 31, 2010, a $176,000 equity share of InterAmerican losses.  The Company holds approximately 46.9% of InterAmerican.

The Company recorded foreign exchange losses of $36,000, during the six month period ended March 31, 2010 and foreign exchange gains of $280,000 during the comparative period in the prior year. Foreign exchange gains and losses are incurred upon the translation of US dollar assets converted into Canadian dollars during a period of Canadian dollar decreasing vis-à-vis the US dollar. The Company does not hedge this translation risk.

The Company incurred a loss from continuing operations of $763,000 during the six month period ended March 31, 2010, substantially higher than the prior period. Management is hopeful that the gap between costs incurred that are not recovered from charges to investees will decrease in the future. Operating costs that are not recovered are paid from the proceeds of the sale of investments; however the business of the Company is not to spend gains arising from the disposal of investments on cash operating costs but rather on development of new investments.

Loss per share from continuing operations during the six month period ended March 31, 2010 was $(0.082) compared to a loss per share of $(0.063) in the comparative period in the prior year.

Discontinued Operations

As described earlier in this report, during fiscal 2007, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results.

During the three months ended December 31, 2009, the Company acquired 200,000 Newlook common shares at a cost of $41,000. The Company recorded $41,000 as its share of Newlook losses during the quarter ended March 31, 2010, effectively reducing the Company’s interest to $Nil.

During the six months ended March 31, 2010, the Company sold 489,000 Newlook common shares for net proceeds of $74,000.  As the Newlook common shares were reduced to Nil the Company recognized a gain to the full extent of proceeds received.

On March 31, 2010, the Company held 4,050,000 Newlook common shares representing a 13.3% interest.

Earnings per share from discontinued operations during the six month period ended March 31, 2010 was $0.003 and a $(0.073) loss per share in the previous period.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial data of the Company for its last eight quarters as reported in the particular period:

$000s (except EPS)
Quarter	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fiscal Yr.	2010	2010	2009	2009	2009	2009	2008	2008

Revenue	-	60	60	62	60	60	65	94

Income (loss) before unusual items	(464)	(299)	(1,826)	(434)	(313)	(145)	(1,021)	(265)

Net income (loss)	(390)	(340)	(1,531)	(434)	(834)	(153)	(603)	(245)

EPS (LPS) before unusual items	(0.050)	(0.032)	(0.197)	(0.057)	(0.063)	(0.023)	(0.237)	(0.063)

Earnings (loss) per share	(0.042)	(0.037)	(0.187)	(0.057)	(0.101)	(0.025)	(0.142)	(0.058)

LIQUIDITY

The most significant assets of the Company are its investments in InterAmerican, Gate To Wire and Newlook. The carrying amount of these investments at March 31, 2010 was $176,000. In addition the Company holds notes receivable, valued at $23,000 from former optionees.

On March 31, 2010, the Company held 30,662,600 InterAmerican common shares carried at $Nil, representing a 45.2% interest.

As of March 31, 2010, the Company held 4,050,000 Newlook common shares, carried at $Nil, representing a 13.3% interest.

Total liabilities were $2,142,000 at March 31, 2010 up substantially from $1,618,000 at September 30, 2009. The increase is primarily attributable to a $159,600 increase in amounts due to related parties and a $353,000 increase in accounts payable and accrued charges.

Accounts payable and accrued charges increased from $790,000 at September 30, 2009 to $1,143,000 at March 31, 2010. The increase arose from business activity associated with the development of business gaming investment opportunities.

Amounts due to related parties increased from $266,000 at September 30, 2009 to $425,000 as at March 31, 2010. Amounts due to related parties were unsecured and had no specific repayment dates. Amounts due to Newlook bear interest at the Bank of Canada’s prime rate plus 2%, are unsecured and have no specific repayment dates. Of amounts due to officers $17,000 bears interest at 12%, is unsecured and has no specific terms of repayment.  The remaining $95,000 due to an officer does not bear interest, is unsecured and has no specific repayment date.

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders totaling $1,253,000 representing a cancellation fee of $0.30 per option on 4,178,000 cancelled Newlook options. Pursuant to the terms of the note, the Company is obligated to pay $251,000 on the first day of the month for 5 consecutive months beginning May 1, 2008. The Company did not make payments as originally contemplated, however as of September 30, 2008, the Company reduced the promissory notes with cash payments totaling $398,000 and a credit of $240,000, to a note holder who agreed to subscribe for common shares. On March 31, 2010, the Company remains in default and $574,000 is unpaid under these promissory notes. At March 31, 2010, the fair value of the notes payable was $574,000.

The Company’s consolidated financial statements for the period ended March 31, 2010 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $2,080,000 and an accumulated deficit of $48,282,000 as at March 31, 2010. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to realize on its agreements to dispose of investments and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and proceeds received from the divestiture of its investments will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

CAPITAL RESOURCES

The business objective of the Company is fund early stage development of gaming opportunities by participating in the management of the investees. The philosophy is to dispose of mature investments at a gain and utilize the cash proceeds in the development of future operations within an investee. At this point in time, the Company is slowly disposing of its investment in Newlook, organizing additional equity private placements and obtaining loans primarily from related parties to fund the development of the gaming ventures. The Company occasionally disposes of a portion of its gaming investments in order to generate investment capital also.

The current global financial crisis has created significant capital resource issues for the Company. Thus far the Company’s investees have been focused on Latin American gaming opportunities where the financial crisis has not to any material way affected local gaming opportunities. Management also believes that the roll out of operations is somewhat flexible and the Company’s investments can be accelerated or delayed as management sees fit. There is a risk that management will pass on favourable opportunities due to the perceived impact of the financial crisis.

However, none of potential sources for capital are certain and management although confident of the potential, cannot assure shareholders and interested parties that they will in fact be able to finance the Company going forward.

OFF-BALANCE SHEET ARRANGEMENTS

Gamecorp had no off-balance sheet arrangements as at March 31, 2010.

TRANSACTIONS WITH RELATED PARTIES

All transactions within the corporate group listed in note 7 of the consolidated financial statements, are in the normal course of business and are recorded at the carrying value.  Management fees charged by officers, corporations owned by officers and related party corporations providing management services to the Company, during the current quarter, totaled $103,000.

PROPOSED TRANSACTIONS

The Company has no proposed asset or business acquisition or disposition that the board of directors or senior management has decided to proceed with at the present time.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, except as noted in note 3 of the consolidated financial statements for the three month period ended March 31, 2010, are consistent in all material respects with accounting principles generally accepted in the United States of America. The critical accounting policies followed by the Company are as follows:

Fair Value of Financial Instruments

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over the operating and financial policies of the investee. Equity investments of this nature are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a deemed dilution gain proportionate interest in or loss on disposition.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

On October 1, 2006, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges and related amendments to Handbook Section 3251, Equity. The Company adopted the three standards and amendments prospectively.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains and losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company did not have transactions or events that would have been recorded in OCI or Accumulated Other Comprehensive Income in these audited consolidated financial statements.

Financial Instruments – Recognition and Measurement
Section 3855, establishes standards for recognizing and measuring financial assets, financial liabilities and non financial derivatives, including the presentation of any resulting gains and losses.

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables and other liabilities.

Financial assets and financial liabilities classified as held-for-trading are required to be measured at fair value with gains and losses recognized in net income.

Available-for-sale financial assets are required to be measured at fair value with unrealized gains and losses recognized in OCI.

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost.

The classifications above do not apply to investments where the Company has significant influence that are accounted for using the equity method.

Derivative instruments must be recorded on the balance sheet at fair value. Changes in fair value are required to be recognized in net income.

Impact upon adoption of CICA Handbook Sections 1530, 3855 and 3865
During the interim nine month period end June 30, 2007, the Company issued a derivative instrument for which it has ascribed a fair value and any changes in the fair value will be charged to income in the period of change.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar exchange rate and interest rates.  The Company does not hedge its foreign currency as it deals almost exclusively in the domestic currency.

OTHER MD&A REQUIREMENTS

Disclosure of Outstanding Share Data

As at March 31, 2010, the Company had authorized 100,000,000 common shares without par value and had issued 9,207,017 common shares.

If all options and warrants were exercised the number of common shares outstanding would be 9,606,517.

OUTLOOK

Management believes the Company is well positioned with its gaming and technology investments (including the new rights to international Function Mobile opportunities) to generate strong returns for shareholders. The Company believes that prudent gaming investments will generate substantial gains. However, the gaming investments are capital intensive and will require incremental financing to ensure success. The Company continues to fund the development of its gaining investee’s businesses; primarily through repayment of related party debts, additional related party loans and equity private placements. The Company plans to dispose of certain legacy technology investment over the medium term. However, the recent bankruptcy proceedings within Newlook may have an affect on the proceeds realized from the disposal of this investment in the near term. The Company also contemplates raising funds through debt and/or equity instruments to fund the initial development of the gaming ventures. Management has observed a significant tightening of availability of credit for gaming ventures. Multiples of forecasted earnings before interest, taxes, depreciation and amortization have fallen and only smaller transactions at extremely low multiples appear to be being completed. A substantial and material risk exists that debt markets will not provide funding for the Company’s investee projects and the Company will be pressured to contribute more to these projects.

The Company’s management is participating closely in the development of the gaming ventures and will be compensated for services provided. The Company’s business model for investment or merchant banking will serve as platform to develop and grow other types of invests in the future.